Exhibit 99.1

News

RiT TECHNOLOGIES TO ADDRESS SMB MARKET WITH
EPV – REAL-TIME RACK CONNECTIVITY MANAGEMENT SOLUTION

– Risk-free solution gives small-to-medium enterprises an accurate, real-time picture of rack connectivity –

Tel Aviv, Israel – August 17, 2009 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today introduced a new product aimed at the small-to-medium-sized Enterprise market: the EPV™ Real-Time Connectivity Management solution.

“EPV takes a new, simple-to-implement and simple-to-use approach to real-time connectivity management – a practical solution for the daily business challenges of enterprises,” commented Mr. Avi Kovarsky, RiT’s CEO and President. “EPV represents an extension of our product line that will help us increase our penetration into the SMB market, an area that is now becoming aware of the benefits of the infrastructure management. By making this advanced functionality accessible and affordable to smaller organizations, we believe that EPV will open up attractive new markets for us and our partners.”

The innovative EPV solution, based on RiT’s advanced infrastructure management technologies, is designed with small-to-medium enterprises in mind. As a standalone solution that requires no additional software or server installation, EPV is easy to deploy. Once implemented, EPV collects information continuously regarding connections within the enterprise’s patch panels and communication racks. All connectivity changes are detected immediately, enabling the system to send notifications and alerts the moment a change occurs. All connectivity information and notifications can be accessed via Internet web browsers through a user-friendly, permission-based GUI making the system particularly valuable for the management of remote sites.

As an additional advantage, EPV can be easily upgraded to RiT’s PatchView™, the industry-leading full-featured intelligent infrastructure management (IIM) solution, enabling customers to grow as required from initial installations to large-scale deployments.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

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COMPANY CONTACT:
Oded Nachmoni
VP Product Management & Professional Services
+972-3-645-5481
odedn@rit.co.il

RiT Technologies Ltd.